Contact

www.linkedin.com/in/april-roy-
a6541210 (LinkedIn)
www.fempaq.com (Company)

Top Skills

3D Visual Merchandising
Social Media
Visual Merchandising

April Roy

Chief Executive Officer at femPAQ | VEST Member | Zane Access
22' Grad | GAN StartUp |
Fayetteville, Arkansas, United States

Summary

Experienced Visual Designer with a demonstrated history of working
in the retail and apparel industry. Skilled In Adobe Suite, Space
Planning Software, Merchandising and Apparel Construction .
Strong arts and design professional with a B.A. Fine Arts focused in
Fashion Design from International Academy of Design.

Experience

femPAQ
5 years 6 months

Chief Executive Officer
April 2018 - Present (5 years 6 months)
Bentonville, Arkansas, United States

Product Owner
April 2018 - Present (5 years 6 months)
Little Rock, Arkansas

femPAQ is a feminine emergency kit for menstruating people who have
unexpected or irregular periods.

eclection...."AN ECLECTIC COLLECTION"
Creative Director
March 2011 - Present (12 years 7 months)
Chicago,IL

Eclection... "an eclectic collection" is an online showroom for independent
designers to display and sell self-made merchandise. Our goal is to showcase
their creativity to a broader audience.

All the will providing INDIVIDUALITY to consumers!

Dillard's Inc.
3DVM
August 2016 - November 2020 (4 years 4 months)

Little Rock, Arkansas Area

Create and review planograms set 300+ stores.

Review seasonal merchandising requirements for private brands

Build and modify 3D fixtures and planograms

Apply data analytics in planogram creation process

Aphira
Intern
2007 - 2008 (1 year)

Education

International Academy of Design
B.A. Fine Arts, Fashion Design · (2005 - 2009)